Exhibit 99.1

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

To the Shareholders of Cheer Holding, Inc.:

You are cordially invited to attend the 2026 Annual General Meeting of Cheer Holding, Inc. (the “Company”) on Tuesday, July 7, 2026 (the “Annual General Meeting”), at the offices of the Company, located at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, at 10:00 a.m., local time. A Notice of the 2026 Annual General Meeting, a Proxy Card and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

Only registered holders of our Class A ordinary shares, par value $0.15 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”, with Class A Ordinary Shares, together, “Ordinary Shares” or “Shares”) as of the close of business on Monday, June 15, 2026 (the “Record Date”), are entitled to notice of and to vote at the Annual General Meeting.

Our activities for the fiscal year ended December 31, 2025, are included in our annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2026 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy Card promptly in the enclosed self-addressed stamped envelope, or to vote your shares online electronically at https://www.cstproxyvote.com. If you are a registered holder of Ordinary Shares, by attending the Annual General Meeting and voting in person, your Proxy Card will not be used.

We are providing the accompanying Proxy Statement and accompanying Proxy Card to our shareholders in connection with the solicitation of proxies to be voted at the Annual General Meeting and at any adjournments of such meeting. Whether or not you plan to attend the Annual General Meeting, we urge you to read the Proxy Statement and sign, date and return the Proxy Card.

On behalf of our Board of Directors, I thank you for your support.

Sincerely,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

NOTICE OF THE 2026 ANNUAL GENERAL MEETING

OF CHEER HOLDING, INC.

To Be Held on July 7, 2026

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the 2026 Annual General Meeting (the “Annual General Meeting”) of Cheer Holding, Inc., a Cayman Islands exempted company (“Cheer” or the “Company”), will be held on July 7, 2026, at 10:00 a.m., local time, at the offices of the Company, located at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

At the Annual General Meeting, our shareholders will be asked to consider and vote upon resolutions relating to (together, the “Proposals”):

Proposal No. 1: To consider and approve a proposal, as an ordinary resolution, that Messrs. Jia Lu and Zhihong Tan be each appointed as a Class I Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2029 Annual General Meeting and until his respective successor is appointed and duly qualified, or until his earlier resignation or removal (the “Director Appointment Proposal”);

Proposal No. 2. To consider and approve a proposal, as an ordinary resolution, that the appointment of Enrome LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2026, be approved and ratified (the “Ratification of Auditors Proposal”);

Proposal No. 3. To consider and approve a proposal, as an ordinary resolution, that the authorised share capital of the Company be increased from US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each to US$7,500,700.00 divided into 50,000,000 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each by the creation of an additional 46,666,667 Class A ordinary shares of a par value of US$0.15 each (the “Share Increase Proposal”); and

Proposal No. 4. To consider and approve a proposal, as an ordinary resolution, that subject to the approval of the Share Increase Proposal, the Company’s 2026 Equity Incentive Plan be approved and adopted (the “Equity Incentive Plan Proposal”).

Only holders of record of our Ordinary Shares at the close of business on June 15, 2026 are entitled to notice of the Annual General Meeting and to vote at the meeting and any adjournments of the meeting. A complete list of our shareholders of record entitled to vote at the Annual General Meeting will be available for ten (10) days before the meeting at our principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the meeting.

Each of these Proposals is more fully described in the accompanying Proxy Statement. We ask that you vote or date, sign and return the enclosed Proxy Card in the self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, you may revoke your Proxy Card and vote in person if you later decide to attend in person.

Sincerely,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer
June 18, 2026

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

PROXY STATEMENT

June 18, 2026

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy Card are being mailed to shareholders of Cheer Holding, Inc. (the “Company”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) of the Company for the 2026 Annual General Meeting of the Company (the “Annual General Meeting”). The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which is not part of this Proxy Statement, was filed separately with the Securities and Exchange Commission on March 20, 2026.

Voting By Registered Holders of Ordinary Shares

When your Proxy Card is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

Voting via the Internet. To vote through the Internet before the Annual Meeting, go to https://www.cstproxyvote.com/ and follow the on-screen instructions to complete an electronic Proxy Card. Please have your Proxy Card available when you access the website. You will need the information on your Proxy Card to vote your shares. We encourage you to vote via the Internet. You may vote online until July 5, 2026m 11:59 p.m. EST.

Voting by mail. To vote using the Proxy Card, simply complete, sign and date the Proxy Card that was delivered to you by mail and return it promptly in the envelope provided. If you return your signed Proxy Card to us before the Annual General Meeting, not less than forty-eight (48) hours before the time appointed for the Annual General Meeting, we will vote your Shares as you direct. If you sign and return your Proxy Card but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy Card also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy Card to the attention of the Company’s chief financial officer at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, not less than forty-eight (48) hours before the time appointed for the Annual General Meeting. You may revoke your Proxy Card at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy Card, by attending the Annual General Meeting and withdrawing the Proxy Card, or by voting in person at the Annual General Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue, and recorded in the Register of Members of the Company at the close of business on June 15, 2026, is entitled to vote on a show of hands and, on a poll, to vote for each Ordinary Share so held at the Annual General Meeting. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of two shareholders will constitute a quorum for the transaction of business at the Annual General Meeting. Proposals put to the vote at the Annual General Meeting will be decided by a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Annual General Meeting or any holder of Record Shares present in person or by proxy. Every holder of a Class A Ordinary Share present in person or by proxy is entitled to one (1) vote for each Class A Ordinary Share held. Every holder of a Class B Ordinary Share present in person or by proxy is entitled to one hundred (100) votes for each Class B Ordinary Share held.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the Members.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. The proposals, except for the Ratification of Auditors Proposal, will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a Proxy Card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or other nominee is not voting your shares is referred to as a “broker non-vote.” The Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction.

With respect to the meeting, abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but will have no effect on any of the Proposals.

Certain Filings With SEC

Our activities for the fiscal year ended December 31, 2025, are included in our annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2026 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Upon request, we will, without charge, send you copies of our Annual Report that we have filed with the SEC. You may request copies of the Annual Report by addressing your request to Secretary, Cheer Holding, Inc., 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The calculations in the table below are based on 1,845,453 Class A Ordinary Shares and 500,000 Class B Ordinary Shares outstanding as of June 15, 2026.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Class A Ordinary Shares	Percentage of Beneficial Ownership of Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership of Class B Ordinary Shares	Percentage of Aggregate Voting Power**
Name and Address of Beneficial Owner(1)	Number	%	Number	%	%
Directors and Officers
Bing Zhang(2)	13,143	*	500,000	100.0%	96.5%
Jia Lu(3)	4,371	*	-	-	*
Ke Chen	2	*	-	-	*
Zhihong Tan	2	*	-	-	*
Yong Li	2	*	-	-	*
All directors and executive officers as a group (five individuals):	17,520	*	500,000	100.0%	96.5%

Bigger Capital Fund LP(4)	129,200	7.0%	-	-	*
Bigger Capital Fund GP, LLC(4)	129,200	7.0%	-	-	*
Michael Bigger(4)	155,400	8.4%	-	-	*
Brueckner Frank Ulrich(5)	186,675	10.1%	-	-	*

*	Less than 1%

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares voting together as a single class. Each holder of our Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 100 votes per share. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class A and Class B Ordinary Shares are not convertible.

(1)	Unless otherwise indicated, the business address of each of the individuals is 19th Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying Road, Chaoyang District, Beijing, China.

(2)	Mr. Bing Zhang is our chairman, chief executive officer and interim chief financial officer. Represents (i) 507 Class A Ordinary Shares held by Mr. Zhang in street name, and (ii) 12,636 Class A Ordinary Shares held by Happy Starlight Limited (“HSL”), of which Mr. Zhang is the sole shareholder and director.

(3)	Mr. Jia Lu is our director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Represents (i) 1 Class A Ordinary Shares held by Mr. Lu in street name, and (ii) 4,370 Class A Ordinary Shares held by Enjoy Starlight Limited, of which Mr. Lu is the sole shareholder and director.

(4)

Mr. Bigger is the managing member of Bigger Capital Fund GP, LLC (“Bigger GP”), which is the general partner of Bigger Capital Fund, LP (“Bigger Capital”), and the managing member of District 2 Holdings LLC (“District 2 Holdings”), which is the managing member of District 2 GP LLC (“District 2 GP”), the general partner of District 2 Capital Fund LP (“District 2 CF”) and District 2 Capital LP (“District 2”), the investment manager of District 2 CF. Based on information available on Amendment No. 2 to Schedule 13G jointly filed by Mr. Bigger, Bigger Capital, Bigger GP, District 2 CP, District 2, District 2 GP, and District 2 Holdings (collectively, the “Reporting Persons”) with the SEC on April 27, 2026. Represents 155,400 Class A Ordinary Shares, consisting of (i) 129,200 Class A Ordinary Shares beneficially owned by Bigger Capital, including 103,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation, and (ii) 26,200 Class A Ordinary Shares beneficially owned by District 2 CF.

The address of Bigger GP, Bigger Capital and Mr. Bigger is 11700 West Charleston Blvd., #170-659, Las Vegas, NV, 89135. The address of District 2 Holdings, District 2 GP, District 2 CF and District 2 is 175 W. Carver Street, Huntington, NY 11743.

(5)	Based on information available on Schedule 13G filed by Mr. Ulrich on January 30, 2026. Represents 186,675 Class A Ordinary Shares (after giving effect to a one-for-three share consolidation completed on April 6, 2026) beneficially held by Mr. Ulrich. The address of the Reporting Person is Im Hebetal 12 D 07778 Tautenburg, Germany.

BOARD OF DIRECTORS

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

Number and Terms of Directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office for Class I directors, consisting of Messrs. Jia Lu and Zhihong Tan, unless re-elected, will expire at the 2026 annual meeting. The term of office of the Class II directors, consisting of Messrs. Yong Li and Bing Zhang, will expire at the 2027 annual meeting, and the term of office of the Class III directors, consisting of Mr. Ke Chen will expire at the 2028 annual meeting.

Director Independence. Currently, each of Messrs. Zhihong Tan, Yong Li and Ke Chen would be considered an “independent director” under the NASDAQ listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors. Our board of directors has three standing committees: an audit committee, a nominating committee and a compensation committee. Subject to phase-in rules and certain limited exceptions, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NASDAQ require that the compensation committee and nominating committee of a listed company be comprised solely of independent directors.

Audit Committee. We have established an audit committee of the board of directors, which consists of Messrs. Zhihong Tan, Yong Li and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Tan is the Chairperson of the audit committee..

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual report;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	reviewing and approving all related-party transactions;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Messrs. Zhihong Tan, Yong Li and Ke Chen each qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee. We have established a nominating committee of the board of directors, which consists of Messrs. Zhihong Tan, Yong Li and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Chen is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Compensation Committee. We have established a compensation committee of the board of directors, which consists of Messrs. Zhihong Tan, Yong Li and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Li is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	if required, producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

PROPOSAL NO. 1

APPOINTMENT OF CLASS I DIRECTORS

Our Board is currently divided into three classes, Classes I, II and III. The Company’s Articles of Association provides that, at each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three nor a multiple of three, the number nearest to but not exceeding one-third, shall retire from office. The Company currently has five (5) directors. Accordingly, the Board is divided into three (3) classes as nearly equal in number as the then total number of directors permits. Each Class I, Class II and Class III director will be appointed for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so that one-third of the directors will retire from office at each annual general meeting, and any additional directors of any class appointed to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

At the 2026 Annual General Meeting, the existing Class I Directors Messrs. Jia Lu and Zhihong Tan are being proposed to be appointed for a three-year term ending 2029, and until their successors are appointed and duly qualified, or until such director’s earlier resignation or removal. A brief summary of Messrs. Jia Lu and Zhihong Tan’s principal occupation, business affiliations and other information are as follows.

Mr. Jia Lu became our director in February 2020. Mr. Lu is a director and senior vice president of Glory Star Media (Beijing) Co., Ltd., and a director of Horgos Glory Star Media Co., Ltd., Horgos Glary Wisdom Marketing Planning Co., Ltd., Glary Wisdom (Beijing) Marketing Planning Co., Ltd. since 2018, and director of Horgos Glary Prosperity Culture Co., Ltd. since 2017, and senior vice president of Glory Star Media (Beijing) Co., Ltd. Since 2016. From 2011 to 2016, Mr. Lu served as Vice General Manager at Trends Star (Beijing) Cultural Media Co., Ltd. Mr. Lu holds a Bachelor degree of Beijing film academy.

Mr. Zhihong Tan became our independent director in April 2022. Mr. Tan currently serves as the vice president of Hunan Renjian Enterprise Group since 2014. From 1992 to 2000, Mr. Tan was the manager of Hunan Foreign-funded Enterprise Materials Company, and from 2000 to 2010, he was the general manager of Hunan Tianlai Village Culture and Entertainment Company. In addition, Mr. Tan was also the general manager of Tianfu Real Estate Company from 2010 to 2013. Mr. Tan graduated from Hunan University of Finance and Economics with a bachelor’s degree in Price Theory. Mr. Tan also hold an ACCA international certified public accountant certificate.

Messrs. Lu and Tan have consented to being named in this Proxy Statement and to serve on the Board, if appointed.

Vote Required to Approval Proposal No. 1

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that Messrs. Jia Lu and Zhihong Tan each be appointed as a Class I Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2029 Annual General Meeting of the Company and until his respective successor is appointed and duly qualified, or until his earlier resignation or removal.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF MR. KE CHEN AS THE CLASS III DIRECTOR TO SERVE A THREE-YEAR TERM UNTIL THE 2029 ANNUAL GENERAL MEETING AND UNTIL HIS RESPECTIVE SUCCESSOR IS APPOINTED AND DULY QUALIFIED, OR UNTIL SUCH DIRECTOR’S EARLIER RESIGNATION OR REMOVAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPOINTMENT OF SAID NOMINEE.

PROPOSAL NO. 2

APPROVAL AND RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To consider and approve a proposal, as an ordinary resolution, that the appointment of Enrome LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2026, be approved and ratified. We refer to Proposal No. 2 as the “Ratification of Auditors Proposal.”

The Audit Committee of the Board has appointed Enrome LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026, subject to approval and ratification by the shareholders.

If the shareholders do not approve and ratify the appointment of Enrome LLP, the selection of another independent registered public accounting firm will be considered by the Audit Committee and the Board.

Vote Required to Approve Proposal No. 2

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. The Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that the appointment of Enrome LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2026, be approved and ratified.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF ENROME LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF ENROME LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.

PROPOSAL NO. 3

APPROVAL TO INCREASE AUTHORIZED SHARE CAPITAL

To consider and approve a proposal, as an ordinary resolution, that the authorized share capital of the Company be increased by the creation of an additional 46,666,667 Class A ordinary shares of a par value of US$0.15 each (the “Share Increase”), such that immediately following the Share Increase, the authorized share capital of the Company will be US$7,500,700.00 divided into 50,000,000 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001. We refer to Proposal No. 3 as the “Share Increase Proposal.”

Vote Required to Approve Proposal No. 3

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that the authorised share capital of the Company be increased from US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each to US$7,500,700.00 divided into 50,000,000 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each by the creation of an additional 46,666,667 Class A ordinary shares of a par value of US$0.15 each.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE SHARE INCREASE PROPOSAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL OF THE SHARE INCREASE PROPOSAL.

PROPOSAL NO. 4

APPROVAL OF THE 2026 EQUITY INCENTIVE PLAN

Background of the Equity Incentive Plan

Our Board has unanimously approved and adopted the Cheer Holding, Inc. 2026 Equity Incentive Plan (the “Plan”), and our Board has unanimously approved and recommended that our shareholders approve and adopt the Plan. We refer to Proposal No. 4 as the “Equity Incentive Plan Proposal.”

The principal features of the Plan are summarized below, but the summary is qualified in its entirety by reference to the complete text of the Plan, which is attached as Annex A to this proxy statement.

Our 2026 Equity Incentive Plan, or the Plan, was approved by our Board on May 29, 2026. Our Board and management all believe that in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants, and to promote the success of the Company’s business, we will need to have the flexibility to grant restricted shares, share options, and other equity instruments. The Board believes that equity incentive compensation is also an important component of our overall compensation and incentive strategy for employees, directors, officers and consultants. Without a broad based equity plan, we believe that we will be impaired in our efforts to hire new executives of the caliber that we believe is required, and will not be able to offer competitive packages to retain such executives.

Conditions to Approval of Proposal

Approval of this proposal is conditioned upon approval of Proposal No. 3 (Share Increase Proposal). If Proposal No. 3 (Share Increase Proposal) is not approved, this Proposal No. 4 (Equity Incentive Plan Proposal) will also not be approved. The Company will reserve such number of Class A Ordinary Shares authorized for issuance as will be sufficient to satisfy the requirements of the Plan. Currently there are no shares or options granted under the Plan.

The following is a brief summary of the Plan. This summary is qualified in its entirety by reference to the text of the Plan, a copy of which is attached as Annex A to this proxy statement.

Summary of the 2026 Equity Incentive Plan

The principal provisions of the Plan are summarized below. This summary is not a complete description of all of the Plan’s provisions, and is qualified in its entirety by reference to the Plan which is attached as Annex A to this proxy statement. Capitalized terms in this summary not defined in this proxy statement have the meanings set forth in the Plan.

Structure. The Plan allows for the grant of Incentive Share Options, Nonstatutory Share Options, Restricted Shares, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Performance Units, Performance Shares, and Other Share Based Awards (collectively, the “Awards”).

Number of shares. Subject to adjustment as provided in the Plan, the maximum aggregate number of Class A Ordinary Shares that may be issued under the Plan shall not exceed two million (2,000,000) Class A Ordinary Shares. The Class A Ordinary Shares subject to the Plan may be authorized, but unissued, or reacquired Class A Ordinary Shares. Subject to the adjustments provided in Section 15 of the Plan, no contraction of the number of ordinary shares outstanding will affect the validity or enforceability of any awards then outstanding.

Administration. Authority to control and manage the operation and administration of the Plan will be vested with the Board or the compensation committee of our Board (“Committee”), or such other committee of at least two persons as the Board shall designate. To the extent desirable to qualify transactions under the Plan as exempt under Rule 16b-3, the transactions contemplated under the Plan will be structured to satisfy the requirements for exemption under Rule 16b-3. The Administrator may expressly delegate to a special committee, consisting of one or more directors who may but need not be an officer, to designate recipients of Awards and to determine the number of such Awards to be granted. The Administrator has the authority to interpret the Plan and the rights underlying any grants or awards made subject to the Plan. Any decision or action of the Administrator in connection with the Plan is final and binding.

Term. The Plan will become effective pursuant to the resolution adopting the Plan by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

Amendment and Termination of the Plan. The Board may at any time amend, alter, suspend or terminate the Plan.

Eligibility. Nonstatutory Share Options, Restricted Shares, Share Appreciation Rights, Performance Units, Performance Shares, Restricted Share Units and Other Share Based Awards may be granted to Service Providers. Incentive Share Options may be granted only to Employees.

Annual Non-Employee Director Compensation Limitation. Any individual director who is not an employee in any fiscal year shall be granted compensation for service having an aggregate maximum value (computed as of the date of grant in accordance with applicable financial accounting rules) exceeding $1,000,000.

Share Options. Incentive and Nonstatutory Share Options (each, an “Option”) may be granted under the Plan, with an exercise price that may not be less than 100% of the fair market value of our Class A Ordinary Shares on the date of grant. The Administrator shall further determine the number of Class A Ordinary Shares subject to the Option, the exercise price of the Option, the period during which the option may vest and be exercised, and all other terms and conditions of the Option. An Option may not be exercised for a fraction of a Class A Ordinary Share. Each Option will be designated in the award agreement as either an Incentive Share Option or a Nonstatutory Share Option.

With respect to Incentive Share Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Class A Ordinary Shares with respect to which Incentive Share Options are exercisable for the first time by a participant during any calendar exceeds $100,000, such Options will be treated as Nonstatutory Share Options. In the case of an Incentive Share Option granted to a participant who at the time of grant owns shares representing more than ten percent (10%) of the total combined voting power of all of our classes of shares, the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant.

Restricted shares and restricted share units. The Administrator may grant restricted shares and restricted share units to Service Providers. A restricted share unit may consist of a restricted share, performance share, or performance unit award that the Administrator, in its sole discretion, permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator, subject to compliance with Section 409A of the Code. In the case of restricted shares, the Administrator shall, in its sole discretion, determine the applicable restrictions, the number of Class A Ordinary Shares granted, and such other terms and conditions which shall be evidenced by an award agreement. Subject to these restrictions and the other requirements of the Plan, a participant receiving restricted shares may exercise the voting rights applicable to those restricted shares, unless the applicable award agreement provides otherwise.

Share appreciation rights. A share appreciation right, or SAR, is a right to receive, without payment to the Company, a number of shares, cash or any combination thereof, the amount of which is equal to the aggregate amount of the appreciation in the ordinary shares as to which the SAR is exercised. Each SAR grant will be evidenced by an Award Agreement. The Administrator has the discretion to determine the number of shares as to which an SAR will relate as well as the duration and exercisability of an SAR.

Performance units and performance shares. Performance units and performance shares may be granted under the Plan. Performance units and performance shares are awards that will result in a payment to a participant if performance goals or other criteria established by the administrator are achieved or the awards otherwise vest. Each award of performance units or performance shares will be evidenced by an award agreement specifying the number of units or Class A Ordinary Shares (as applicable), any vesting conditions, the performance period, and other terms and conditions of the award, as determined by the Administrator, subject to the terms and conditions of the Plan. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals, applicable securities laws, or any other basis determined by the Administrator in its discretion.

Other share base awards. Other share base awards consist of other awards that are valued in whole or in parts by reference to, or are otherwise based on, ordinary shares of the Company and are created by the Administrator that may be granted to participants in the Plan either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside the Plan.

Transferability of awards. Unless the Administrator provides otherwise, the Plan generally does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the recipient of an award may exercise such an award during his or her lifetime. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

Certain adjustments. In the event that any dividend or other distribution (whether in the form of cash, Class A Ordinary Shares, other securities, or other property), recapitalization, share capitalization, share subdivision, share consolidation, reorganization, merger, consolidation, spin-off, combination, repurchase, or exchange of Class A Ordinary Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Class A Ordinary Shares occurs such that an adjustment is determined by the Administrator, in its sole discretion, to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Class A Ordinary Shares which may be issued under the Plan, the number, class and price of Class A Ordinary Shares subject to outstanding Awards, and the numerical limits of the Plan. Notwithstanding the preceding, the number of Class A Ordinary Shares subject to any Award always shall be a whole number.

Winding-Up, Liquidation and Dissolution. In the event of the proposed winding up, liquidation and dissolution of the Company, the Administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Shares covered thereby, including Class A Ordinary Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase Option or forfeiture rights applicable to any Award shall lapse, and that any Award vesting shall accelerate, provided the proposed winding up, liquidation and dissolution n takes place at the time and in the manner contemplated. To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

Change in control. In the event of a change in control, as defined under the Plan, each outstanding award will be treated as the administrator determines, including, without limitation, that each award be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at the target levels and all other terms and conditions met, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The Administrator will notify participants regarding the exercisability of their awards over such period. Awards that become exercisable for such period will then terminate upon the expiration of such period. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, then his or her awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at the target levels and all other terms and conditions met, and such awards will become fully exercisable (if applicable).

U.S. Federal Income Tax Matters

The following paragraphs are a summary of the general U.S. federal income tax consequences to U.S. taxpayers of equity awards granted under the Plan. Tax consequences for any particular individual may be different.

Nonstatutory share options. No taxable income is recognized by an option holder upon the grant or vesting of an Nonstatutory Share Option, provided the Nonstatutory Share Option does not have a readily ascertainable fair market value. If the Nonstatutory Share Option does not have a readily ascertainable fair market value, the option holder will generally recognize ordinary income in the year in which the option is exercised equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. If the option holder is an employee or former employee, the option holder will be required to satisfy the tax withholding requirements applicable to such income. Upon resale of the purchased shares, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the option holder.

Incentive stock options. No taxable income is recognized by an option holder upon the grant or vesting of an Incentive Share Option, and no taxable income is recognized at the time an Incentive Share Option is exercised unless the option holder is subject to the alternative minimum tax. The excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares is includable in alternative minimum taxable income. If the option holder holds the purchased shares for more than one year after the date the Incentive Share Option was exercised and more than two years after the Incentive Share Option was granted (the “required ISO holding periods”), then the option holder will generally recognize long-term capital gain or loss upon disposition of such shares. The gain or loss will equal the difference between the amount realized upon the disposition of the shares and the exercise price paid for such shares. If the option holder disposes of the purchased shares before satisfying either of the required ISO holding periods, then the option holder will recognize ordinary income equal to the fair market value of the shares on the date the Incentive Share Option was price paid for the shares (or, if less, the amount realized on a sale of such shares). Any additional gain will be a capital gain and will be treated as short-term or long-term capital gain depending on how long the shares were held by the option holder.

Share appreciation rights. In general, no taxable income results upon the grant of a SAR. A participant will generally recognize ordinary income in the year of exercise equal to the value of the shares or other consideration received. In the case of a current or former employee, this amount is subject to income tax withholding. Upon resale of the shares acquired pursuant to a SAR, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

Restricted share awards. A participant who receives an award of restricted stock or shares generally does not recognize taxable income at the time of the award. Instead, the participant recognizes ordinary income when the shares vest, subject to withholding if the participant is an employee or former employee. The amount of taxable income is equal to the fair market value of the shares on the vesting date(s) less the amount, if any, paid for the shares. Alternatively, a participant may make a one-time election to recognize income at the time the participant receives restricted stock or shares in an amount equal to the fair market value of the restricted stock or shares (less any amount paid for the shares) on the date of the award by making an election under Section 83(b) of the Code.

Restricted share unit. In general, no taxable income results upon the grant of a restricted share unit. The recipient will generally recognize ordinary income, subject to withholding if the recipient is an employee or former employee, equal to the fair market value of the shares that are delivered to the recipient upon settlement of the restricted share unit(s). Upon resale of the shares acquired pursuant to a restricted share unit, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

Other awards. A participant generally will not have taxable income at the time an award of restricted shares, restricted share units, performance units, or performance shares are granted. Instead, he or she generally will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. However, the recipient of a restricted share award may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the award (less any cash paid for the shares) on the date the award is granted.

Section 409A. The Plan and all Awards granted under the Plan are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under the Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in the Plan to the contrary, in no event shall the Administrator exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his or her termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF AN INDIVIDUAL’S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH ANY ELIGIBLE INDIVIDUAL MAY RESIDE.

Plan Benefits

The awards that may be granted under the Plan to any participant or group of participants are indeterminable at the date of this information statement because participation and the types of awards that may be granted under the Plan are subject to the discretion of the Administrator. No awards will be granted under the Plan before the meeting and unless the Plan is approved by our shareholders.

Interest of Certain Persons in the Equity Incentive Plan

Shareholders should understand that our executive officers and non-employee directors may be considered to have an interest in the approval of the Plan because they may in the future receive Awards under it. Nevertheless, our Board believes that it is important to provide incentives and rewards for superior performance and the retention of experienced directors by implementing the Plan.

Awards

The grant of options and other equity or cash awards under the Plan is discretionary and we cannot determine now the specific number or type of equity or cash awards to be granted in the future to any particular person or group. Any such grants of Awards will be made in the sole discretion of the Administrator, in such amounts and to such persons, as the Administrator deems appropriate.

Vote Required to Approval Proposal No. 4

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our ordinary shares that are represented in person or by proxy and entitled to vote thereon and actually cast at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that subject to the approval of the Share Increase Proposal, the Cheer Holding, Inc. 2026 Equity Incentive Plan be approved and adopted.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE CHEER HOLDING, INC. 2026 EQUITY INCENTIVE PLAN. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

GENERAL

At the date of this Proxy Statement, the Board has no knowledge of any business which has been presented for consideration at the Annual General Meeting other than that described above.

Present officers, directors and other employees of the Company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer

Dated: June 18, 2026

Annex A

CHEER HOLDING, INC.
2026 EQUITY INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Cheer Holding, Inc. 2026 Equity Incentive Plan (“Plan”) are:

●	to attract and retain the best available personnel for positions of substantial responsibility,

●	to provide additional incentive to Employees, Directors and Consultants, and

●	to promote the success of the Company’s business.

The Plan permits the grant of Incentive Share Options, Nonstatutory Share Options, Restricted Shares, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Performance Units, Performance Shares, and Other Share Based Awards.

2. Definitions. As used herein, the following definitions will apply:

(a) “Administrator” means the Board or the Committee appointed by the Board to administer the Plan, in accordance with Section 4 of the Plan.

(b) “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

(c) “Award” means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Shares, Restricted Share Units, Performance Units, Performance Shares or Other Share Based Awards.

(d) “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. Each Award Agreement entered into hereunder shall be subject to the terms and conditions of the Plan.

(e) “Awarded Shares” means the Ordinary Shares subject to an Award.

(f) “Board” means the Board of Directors of the Company, from time to time.

(g) “Change in Control” means the occurrence of any of the following events:

(i) An acquisition (whether directly from the Company or otherwise) of any voting securities of the Company by any “person” (as such term is used in Section 13(d) or 14(d) of the Exchange Act), immediately after which such person becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then issued and outstanding voting securities;

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv) The consummation of a merger or consolidation of the Company with any other company or corporation, other than a merger or consolidation which would result in the voting securities of the Company issued and outstanding immediately prior thereto continuing to represent (either by remaining issued and outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent issued and outstanding immediately after such merger or consolidation.

(h) “Code” means the Internal Revenue Code of 1986, as amended, and the rulings issued and regulations promulgated thereunder. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(i) “Committee” means the compensation committee of the Board, or such other committee of at least two persons as the Board shall designate.

(j) “Company” means Cheer Holding, Inc., an exempted company incorporated under the laws of the Cayman Islands, or any successor thereto.

(k) “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company or a Parent or Subsidiary; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Company or a Parent or Subsidiary.

(l) “Director” means a director of the Company.

(m) “Disability” means a total and permanent disability incurred by a Participant whereby the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, provided that in the case of Awards other than Incentive Share Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(n) “Dividend Equivalent” means a credit, made at the discretion of the Administrator, for the account of a Participant in an amount equal to the value of dividends paid on one Share for each Share represented by an Award held by such Participant.

(o) “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(q) “Fair Market Value” means, as of any date, the value of the Ordinary Shares determined as follows:

(i) If the Ordinary Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ, its Fair Market Value will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such exchange or system for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Ordinary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Ordinary Shares for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Ordinary Shares, the Fair Market Value will be determined in good faith by the Administrator by such other methodology as the Administrator determines in good faith to be reasonable and in accordance with Section 409A of the Code.

(r) “Fiscal Year” means the fiscal year of the Company.

(s) “Incentive Share Option” means an Option intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(t) “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

(u) “Nonstatutory Share Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Share Option.

(v) “Ordinary Shares” means the Class A ordinary shares of the Company, par value US$0.15, and any shares or other securities into which such Class A ordinary shares may be substituted, converted or into which they may be exchanged.

(w) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(x) “Option” means a share option granted pursuant to the Plan.

(y) “Other Share Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Ordinary Shares and are created by the Administrator pursuant to Section 12.

(z) “Outside Director” means a Director who is not an Employee.

(aa) “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(bb) “Participant” means the holder of an outstanding Award granted under the Plan.

(cc) “Performance Share” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(dd) “Performance Unit” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(ee) “Period of Restriction” means the period during which the transfer of Restricted Shares is subject to restrictions and a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(ff) “Plan” means this 2026 Equity Incentive Plan, as amended from time to time.

(gg) “Restricted Shares” means Ordinary Shares issued pursuant to an Award under Section 8 or issued pursuant to the early exercise of an Option.

(hh) “Restricted Share Unit” means an unfunded and unsecured promise to issue Ordinary Shares, cash, other securities or other property, subject to certain restrictions (including, without limitation, a Period of Restriction requiring that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 11 of the Plan.

(ii) “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(jj) “Section 16(b)” means Section 16(b) of the Exchange Act.

(kk) “Service Provider” means an Employee, Director or Consultant.

(ll) “Share” means an Ordinary Share, as adjusted in accordance with Section 15 of the Plan.

(mm) “Share Appreciation Right” or “SAR” means an Award that pursuant to Section 9 of the Plan is designated as a SAR and which meets all of the requirements of Section 1.409A-1(b)(5)(i)(B) of the Treasury Regulations.

(nn) “Subsidiary” means any entities Controlled by the Company, provided, however, for the purpose of Incentive Share Options, “subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424 (f) of the Code. “Control” means, with respect to any entities, the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of an entity whether through the ownership of the voting securities of such entity or by contract or otherwise. For purposes of the Plan, any “variable interest entity” that is consolidated into the consolidated financial statements of the Company under applicable accounting principles or standards as may apply to the consolidated financial statements of the Company shall be deemed a Subsidiary.”

3. Ordinary Shares Subject to the Plan.

(a) Ordinary Shares Subject to the Plan. Subject to the provisions of Section 15 of the Plan, the maximum aggregate number of Ordinary Shares that may be issued under the Plan shall not exceed two million (2,000,000) Ordinary Shares. The Ordinary Shares subject to the Plan may be authorized, but unissued, or reacquired Ordinary Shares. Ordinary Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Ordinary Shares pursuant to the exercise or settlement of an Award, the number of Ordinary Shares available for issuance under the Plan shall be reduced only by the number of Ordinary Shares actually issued in such payment. The allotment and issuance of Shares pursuant to the terms of this Plan following the exercise of an Award shall be subject to the Company’s Memorandum and Articles of Association, as amended and in effect from time to time.

(b) Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if the Ordinary Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Ordinary Shares allocable to the terminated portion of such Award or such forfeited or repurchased Ordinary Shares shall again be available for grant under the Plan.

(d)  Share Certificates.

(i) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing the Shares pursuant to the exercise of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(ii) Notwithstanding anything herein to the contrary, unless otherwise determined by the Committee or required by Applicable Laws, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded on the register of members of the Company.

(e) Share Reserve. The Company, during the term of the Plan, shall at all times keep available such number of Ordinary Shares authorized for issuance as will be sufficient to satisfy the requirements of the Plan.

(f) Annual Non-Employee Director Compensation Limitation. Notwithstanding anything to the contrary contained herein, in no event will any individual Director who is not an Employee in any Fiscal Year be granted compensation for service having an aggregate maximum value (computed as of the date of grant in accordance with applicable financial accounting rules) exceeding $1,000,000.

4. Administration of the Plan.

(a) Procedure.

(i) Administrative Bodies. The Board or the Committee shall administer the Plan.

(ii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii) Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(iv) Delegation of Authority for Day-to-Day Administration. The Administrator may, by resolution, expressly delegate to a special committee, consisting of one or more directors who may but need not be Officers, the authority, within specified parameters as to the number and types of Awards, (A) to designate Officers and/or Employees of the Company or any of its Subsidiaries to be recipients of Awards under the Plan, and (B) to determine the number of such Awards to be received by any such Participants; provided, however, that such delegation of duties and responsibilities may not be made with respect to grants of Awards to persons subject to Section 16(b). The acts of such delegates shall be treated as acts of the Administrator, and such delegates shall report regularly to the Administrator regarding the delegated duties and responsibilities and any Awards granted.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion and subject to the requirements of Applicable Laws:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of the Ordinary Shares to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Ordinary Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws;

(viii) to modify or amend each Award (subject to Section 18(c) of the Plan), including (A) the discretionary authority to extend the post-termination exercisability period of Awards longer than is otherwise provided for in the Plan and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(ix) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Ordinary Shares or cash to be issued upon exercise or vesting of an Award that number of the Ordinary Shares or cash having a Fair Market Value equal to the maximum amount required to be withheld. The Fair Market Value of any Ordinary Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Ordinary Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator, to allow a Participant to defer the receipt of the payment of cash or the issue of the Ordinary Shares that would otherwise be due to such Participant under an Award;

(xi) to determine whether Awards will be settled in Ordinary Shares, cash or in any combination thereof;

(xii) to determine whether Awards will be adjusted for Dividend Equivalents;

(xiii) to create Other Share Based Awards for issuance under the Plan;

(xiv) to establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under the Plan;

(xv) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Ordinary Shares issued as a result of or under an Award, including without limitation, restrictions under an insider trading policy, and

(xvi) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.

(d) Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Administrator under the Plan

5. Eligibility. Nonstatutory Share Options, Restricted Shares, Share Appreciation Rights, Performance Units, Performance Shares, Restricted Share Units and Other Share Based Awards may be granted to Service Providers. Incentive Share Options may be granted only to Employees.

6. Limitations.

(a) ISO $100,000 Rule. Each Option will be designated in the Award Agreement as either an Incentive Share Option or a Nonstatutory Share Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Ordinary Shares with respect to which Incentive Share Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Share Options. For purposes of this Section 6(a), Incentive Share Options will be taken into account in the order in which they were granted. The Fair Market Value of the Ordinary Shares will be determined as of the time the Option with respect to such Ordinary Shares is granted.

(b) No Rights as a Service Provider. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

7. Share Options.

(a) Number and Term of Option. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options under the Plan. The Administrator will have complete discretion to determine the number of Options granted to any Service Provider. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Share Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Share Option granted to a Participant who, at the time the Incentive Share Option is granted, owns shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary, the term of the Incentive Share Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(b) Option Exercise Price and Consideration.

(i) Exercise Price. The per share exercise price for the Ordinary Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Share Option

(A) granted to an Employee who, at the time the Incentive Share Option is granted, owns shares representing more than ten percent (10%) of the total combined voting power of all shares of the Company or any Parent or Subsidiary, the per share exercise price will be no less than 110% of the Fair Market Value per Ordinary Share on the date of grant.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per share exercise price will be no less than 100% of the Fair Market Value per Ordinary Share on the date of grant.

(2) In the case of a Nonstatutory Share Option, the per share exercise price will be determined by the Administrator, provided that such per share exercise price will be no less than 100% of the Fair Market Value per Ordinary Share on the date of grant.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. The Administrator, in its sole discretion, may accelerate the satisfaction of such conditions at any time.

(c) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Share Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

(i) cash;

(ii) check, subject to collection;

(iii) promissory note;

(iv) other Ordinary Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences (as determined by the Administrator);

(v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(vi) a reduction in the amount of any Company liability to the Participant;

(vii) any combination of the foregoing methods of payment; or

(viii) such other consideration and method of payment for the issuance of Ordinary Shares to the extent approved by the Board and permitted by Applicable Laws.

(d) Exercise of Option.

(i) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of an Ordinary Share.

An Option will be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (y) full payment for the Ordinary Shares with respect to which the Option is exercised (including provision for any applicable tax withholding). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Ordinary Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Ordinary Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Awarded Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Ordinary Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Ordinary Shares are issued, except as provided in Section 15 of the Plan or the applicable Award Agreement.

Exercising an Option in any manner will decrease the number of Ordinary Shares thereafter available for sale under the Option, by the number of Ordinary Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Ordinary Shares covered by the unvested portion of the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Ordinary Shares within the time specified by the Administrator, the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Ordinary Shares covered by the unvested portion of the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.. If after termination the Participant does not exercise his or her Option as to all of the vested Ordinary Shares within the time specified by the Administrator, the Option will terminate, and the remaining Ordinary Shares covered by such Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the persons to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s death. Unless otherwise provided by the Administrator, if at the time of death the Participant is not vested as to his or her entire Option, the Ordinary Shares covered by the unvested portion of the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. If the Option is not exercised as to all of the vested Ordinary Shares within the time specified by the Administrator, the Option will terminate, and the remaining Ordinary Shares covered by such Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

8. Restricted Shares.

(a) Grant of Restricted Shares. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Restricted Shares to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) Restricted Share Agreement. Each Award of Restricted Shares will be evidenced by an Award Agreement that will specify the Period of Restriction and the applicable restrictions, the number of Ordinary Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, Restricted Shares will be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

(c) Transferability. Except as provided in this Section 8, Restricted Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Restricted Shares as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 8, Restricted Shares covered by each Restricted Shares grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The Board, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During the Period of Restriction, Service Providers holding Restricted Shares granted hereunder may exercise the voting rights applicable to those Restricted Shares, unless the applicable Award Agreement provides otherwise.

(g) Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Restricted Shares will be entitled to receive all dividends and other distributions paid with respect to such Restricted Shares unless otherwise provided in the Award Agreement; provided that any such dividends and other distributions will be subject to the same restrictions and risk of forfeiture as the Restricted Shares. If any such dividends or distributions are paid in Ordinary Shares, the Ordinary Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid.

(h) Return of Restricted Shares to Company. On the date set forth in the Award Agreement, the Restricted Shares for which the Period of Restriction has not lapsed will be forfeited and will revert to the Company and again will become available for grant under the Plan.

9. Share Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Number of SARs. Subject to the terms and conditions of the Plan, the Administrator will have complete discretion to determine the number of SARs granted to any Service Provider.

(c) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, will have complete discretion to determine the per-Share exercise price and other terms and conditions of SARs granted under the Plan; provided that such exercise price of each SAR shall not be less than 100% of the Fair Market Value of an Ordinary Share on the date of grant.

(d) Exercise of SARs. SARs will be exercisable on such terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator, in its sole discretion, may accelerate exercisability at any time.

(e) SAR Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(f) Expiration of SARs. An SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Sections 7(d)(ii), 7(d)(iii) and 7(d)(iv) also will apply to SARs.

(g) Payment of SAR Amount. Upon exercise of an SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of an Ordinary Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Subject to the terms and conditions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator in its sole discretion. Subject to the terms and conditions of the Plan, the Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of an Ordinary Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Participant. The time period during which the performance objectives must be met will be called the “Performance Period.” Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals, applicable securities laws, or any other basis determined by the Administrator in its discretion.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved, as determined by the Administrator in its sole discretion. After the grant of a Performance Unit/Share, the Board, in its sole discretion, may reduce or waive any performance objectives for such Performance Unit/Share.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination of cash and Shares.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Restricted Share Units. Restricted Share Units shall consist of a Restricted Share, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator, subject to compliance with Section 409A of the Code.

12. Other Share Based Awards. Other Share Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Share Based Awards shall be made, the amount of such Other Share Based Awards, and all other conditions of the Other Share Based Awards including any dividend and/or voting rights.

13. Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Share Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Share Option held by the Participant will cease to be treated as an Incentive Share Option and will be treated for U.S. federal tax purposes as a Nonstatutory Share Option.

14. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15. Adjustments; Dissolution or Liquidation; Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Ordinary Shares, other securities, or other property), recapitalization, share capitalization, share subdivision, share consolidation, reorganization, merger, consolidation, spin-off, combination, repurchase, or exchange of Ordinary Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Ordinary Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Ordinary Shares which may be issued under the Plan, the number, class and price of Ordinary Shares subject to outstanding Awards, and the numerical limits in Section 6. Notwithstanding the preceding, the number of Ordinary Shares subject to any Award always shall be a whole number.

(b) Winding-Up, Liquidation and Dissolution. In the event of the proposed winding up, liquidation and dissolution of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Shares covered thereby, including Ordinary Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase Option or forfeiture rights applicable to any Award shall lapse, and that any Award vesting shall accelerate, provided the proposed winding up, liquidation and dissolution n takes place at the time and in the manner contemplated. To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control.

(i) Share Options and SARs. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent Option or SAR substituted by the acquiring or successor company or corporation or a Parent of the acquiring or successor company or corporation. Unless determined otherwise by the Administrator, in the event that the successor company or corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Shares, including those as to which it would not otherwise be vested or exercisable; provided, that any Option or SAR for which the exercise price is equal to or less than the consideration offered by the acquiring or successor company or corporation shall terminate as of the effective date of the Change in Control. If an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the Change in Control, the Option or SAR confers the right to purchase or receive, for each Awarded Share subject to the Option or SAR immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of the Ordinary Shares for each Ordinary Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the issued and outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely Ordinary Shares of the acquiring or successor company or corporation or its Parent, the Administrator may, with the consent of the acquiring or successor company or corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each Awarded Share subject to the Option or SAR, to be solely Ordinary Shares of the acquiring or successor company or corporation or its Parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor company or corporation modifies any of such performance goals without the Participant’s consent; provided, however, that a modification to such performance goals only to reflect the acquiring or successor company or corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(ii) Restricted Shares, Performance Shares, Performance Units, Restricted Share Units and Other Share Based Awards. In the event of a Change in Control, each outstanding Award of Restricted Shares, Performance Share, Performance Unit, Restricted Share Unit or Other Share Based Award shall be assumed or an equivalent Restricted Share, Performance Share, Performance Unit, Restricted Share Unit or Other Share Based Award substituted by the acquiring or successor company or corporation or a Parent of the acquiring or successor company or corporation. Unless determined otherwise by the Administrator, in the event that the acquiring or successor company or corporation refuses to assume or substitute for the Award, the Participant shall fully vest in the Award including as to Shares/Units that would not otherwise be vested, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. For the purposes of this paragraph, an Award of Restricted Shares, Performance Shares, Performance Units, Other Share Based Awards and Restricted Share Units shall be considered assumed if, following the Change in Control, the award confers the right to purchase or receive, for each Ordinary Share subject to the Award immediately prior to the Change in Control (and if a Restricted Share Unit or Performance Unit, for each Share as determined based on the then current value of the unit), the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of the Ordinary Shares for each Ordinary Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Ordinary Shares); provided, however, that if such consideration received in the Change in Control is not solely Ordinary Shares of the successor company or corporation or its Parent, the Administrator may, with the consent of the acquiring or successor company or corporation, provide that the consideration to be received for each Ordinary Share (and if a Restricted Share Unit or Performance Unit, for each Ordinary Share as determined based on the then current value of the unit) be solely Ordinary Shares of the acquiring or successor company or corporation or its Parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor company or corporation modifies any of the performance goals without the Participant’s consent; provided, however, that a modification to the performance goals only to reflect the acquiring or successor company or corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(iii) Outside Director Awards. Notwithstanding any provision of Section 15(c)(i) or 15(c)(ii) to the contrary, with respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following the assumption or substitution the Participant’s status as a Director or a director of the acquiring or successor company or corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant shall fully vest in and have the right to exercise his or her Options and Share Appreciation Rights as to all of the Awarded Shares, including those as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Shares and Restricted Share Units, as applicable, will lapse, and, with respect to Performance Shares, Performance Units, and Other Share Based Awards, all performance goals and other vesting criteria will be deemed achieved at target levels and all other terms and conditions met; provided, that any Option or SAR for which the exercise price is equal to or less than the consideration offered by the acquiring or successor company or corporation shall terminate as of the effective date of the Change in Control.

(d) Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Section 15, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

16. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such later date as is determined by the Administrator, consistent with applicable laws; provided that with respect to the grant of an Option, such date is determined in a manner consistent with Section 409A of the Code. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

17. Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective pursuant to the resolution adopting the Plan by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval. The Company will obtain shareholder approval of any Plan amendment to the extent necessary or, as determined by the Administrator in its sole discretion, desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan will impair the rights of any Participant with respect to outstanding Awards, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Ordinary Shares.

(a) Legal Compliance. Ordinary Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance of such Ordinary Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Ordinary Shares are being purchased only for investment and without any present intention to sell or distribute such Ordinary Shares if, in the opinion of counsel for the Company, such a representation is required.

20. Severability. Notwithstanding any contrary provision of the Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or the Awards shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award, as applicable, shall not in any way be affected or impaired thereby.

21. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Ordinary Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Ordinary Shares as to which such requisite authority will not have been obtained.

22. Section 409A. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under this Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in this Plan to the contrary, in no event shall the Administrator exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a Participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his or her termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the Participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

23. Shareholder Approval. The Plan will be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24. Interpretation. In this Plan:

(a) any forfeiture of Shares described herein will take effect as a surrender of shares for no consideration of such Shares as a matter of Cayman Islands law;

(b) any share dividends described herein will take effect as share capitalizations as a matter of Cayman Islands law;

(c) any share splits described herein will take effect as share sub-divisions as a matter of Cayman Islands law;

(d) the allotment and issuance of Shares pursuant to the terms of this Plan following the exercise of an Option or Award shall be subject to the Memorandum and Articles of Association of the Company, as amended and in effect from time to time.; and

(e) as a matter of Cayman Islands law, Shares shall not in fact be legally issued, transferred, redeemed, repurchased or forfeited until the time at which the appropriate entries are made in Register of Members of the Company (the Register of Members being prima facie evidence of legal title to shares).

25. Choice of Law. The Plan will be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

As approved by the Board on May 29, 2026.

As approved by the shareholders of the Company on _______ __, 2026.